[Bryan Cave LLP Letterhead]
July 12, 2010
VIA EDGAR
Ms. Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
Re:	American Italian Pasta Company Schedule TO-T/A Filed July 6, 2010 by Ralcorp Holdings, Inc. and Excelsior Acquisition Co. File No. 5-53419
Dear Ms. Griffith:
I am writing this letter on behalf of Ralcorp Holdings, Inc. (“Ralcorp”) and Excelsior Acquisition Co. (“Purchaser” and, together with Ralcorp, the “Filing Persons”) in response to the comment letter of the Staff of the Commission dated July 7, 2010 regarding the above-referenced filing. This letter sets forth the comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following the comment, sets forth the Filing Persons’ response. Your comment is repeated in boldface, and our response in ordinary type follows.
Offer to Purchase
Miscellaneous, page 46
1. We note your revisions in response to our comment, but you have not addressed the all-holders provision in Rule 14d-10. Your statement that tenders will not be accepted from or on behalf of holders in certain jurisdictions does not meet the requirement that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. Please revise.
Pursuant to Amendment No. 3 to the Tender Offer Statement on Schedule TO (“Amendment No. 3”), the Filing Persons have amended the second to last sentence of the first paragraph under Section 19 — “Miscellaneous” in the Offer to Purchase, as such section was amended by Amendment No. 2 to the Tender Offer Statement on Schedule TO, filed on July 6, 2010, by striking the parenthetical language therein. Such sentence now reads as follows:

“If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to the holders of Shares residing in such jurisdiction.”

     The Filing Persons appreciate your prompt review and look forward to hearing from you with respect to the foregoing response. If you have any questions or if you require any additional information with respect to these matters, please contact the undersigned via telephone at (314) 259-2450 or via facsimile at (314) 552-8450 or R. Randall Wang via telephone at (314) 259-2149 or via facsimile at (314) 552-8149.

Sincerely,
/s/ William F. Seabaugh
William F. Seabaugh, Esq.
Bryan Cave LLP